Cyclo Therapeutics, Inc.

6714 NW 16th Street, Suite B

Gainesville, Florida 32653

December 18, 2024

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:   Cyclo Therapeutics, Inc.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-39780

Ladies and Gentlemen:

We are in receipt of the Securities and Exchange Commission’s (“SEC”) comment letter dated December 11, 2024 on both the Amendment No 2 to Form 10-K for fiscal year ended December 31, 2023 of Cyclo Therapeutics, Inc. (“we”, “our”, “Cyclo” or the “Company”) and our response letter dated November 26, 2024 to the SEC’s previous comment letter dated November 21, 2024. We are providing our responses below to each of your numbered comments and in the Amendment No. 3 to Form 10-K being filed contemporaneously herewith.

Amendment No. 2 to Form 10-K filed November 26, 2024
General

1.

COMMENT 1. We note your response to prior comment 1. Please further revise the disclosure regarding your business to remove or revise the below statements implying safety or efficacy, as the company's product candidates have not yet received regulatory approval:

•	Your statement on page 4 that "...to date, [y]our clinical studies have preliminarily demonstrated that Trappsol Cyclo is safe and efficacious in the treatment of NPC over a range of dose groups."

•	Your statements that Trappsol Cyclo demonstrated a "favorable safety profile" on pages 5 and 34.

You may present objective data from your trials but should not draw conclusions regarding safety and efficacy, as such determinations are within the sole purview of the FDA and equivalent foreign regulators.

RESPONSE 1: We have amended the disclosures in Item 1. Business under the headings “Overview” and “Our Clinical Studies – European and Israeli Phase I/II Clinical Study – Additional Data”, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Overview” and Item 8. Financial Statements and Supplementary Data in Note (1) Organization and Description of Business in our “Notes to Consolidated Financial Statements” in our Amendment No. 3 to Form 10-K accordingly.

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the SEC.

Should you have any further questions or comments, please do not hesitate to contact me.

Sincerely,

CYCLO THERAPEUTICS, INC.

By: /s/ Joshua M. Fine

Joshua M. Fine
Chief Financial Officer

cc: Alison Newman,

Esq.